UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

2024 Annual General Meeting Results

VinFast Auto Ltd. (the “Company”) held its annual general meeting on June 27, 2024 (the “Annual Meeting”). As of May 9, 2024, the Company’s record date, there were a total of 2,338,032,497 ordinary shares outstanding and entitled to vote at the Annual Meeting. At the Annual Meeting, holders of 2,301,058,730 shares issued and outstanding and entitled to vote at the Annual Meeting were represented in person or by proxy and, therefore, a quorum constituted of the majority of the voting power of the shares issued and outstanding and entitled to vote at the Annual Meeting was present.

A brief description of each matter voted upon at the Annual Meeting and the number of votes cast for, withheld, or against, and the number of abstentions with respect to each matter, as applicable, is attached as Exhibit 99.1.

The Company is also providing some updates as described in Exhibit 99.2.

Exhibit 99.2 to this Form 6-K shall be deemed to be incorporated by registration statement on Form S-8 (File No. 333-278251) of the Company (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Annual Meeting Results
99.2	Company Updates

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: July 5, 2024	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director